Filed by Dragoneer Growth Opportunities Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dragoneer Growth Opportunities Corp. II

Commission File No. 001-39709

Date: November 29, 2021

John Jannarone:

Hello, I’m John Jannarone, Editor-in-Chief of IPO Edge. We’re happy to welcome you to a special on demand fireside chat with Cvent, which of course is going public through a merger with Dragoneer Growth Opportunities II, that’s NASDAQ ticker, DGNS. We have both the founder and CEO along with the CFO, who you’ll meet momentarily. Before we jump into that, just a bit about Cvent. This company is an event management and hospitality software company. It’s based outside of Washington, DC, has over half billion dollars in revenue, 4,000 employees and 20,000 customers.

John Jannarone:

You’re going to hear a lot more about that from Reggie and Billy in just a moment. Before that, I’d just like to remind everyone there’s an important vote coming up that’s going to be on the 7th of December. So, any shareholder, regardless of how many shares you own, should vote your shares. In aggregate, they add up to quite a bit. You also don’t need to wait until December 7th, and you probably shouldn’t. The easiest thing is to go to your broker’s website and it’s pretty straight forward, all to do right there. Very quickly now, let’s watch a short video to give you an overview of the business before we bring on today’s guest.

John Jannarone:

All right. Great. Thanks for that. Jarrett, welcome to the show. And now we’re going to meet our two guests. First, we have Reggie Aggarwal, who is the CEO and founder, and we have Billy Newman. Now, Billy and I are probably going to return a little bit later. So, I’m going to hand it over to Jarrett and to Reggie to kick it off right now, Jarrett?

Jarrett Banks:

Thanks, John. And welcome to the broadcast, Reggie.

Reggie Aggarwal:

Nice to see you, Jarrett.

Jarrett Banks:

Nice to see you. Let’s start with a two-parter. Can you talk about how the meetings and events and hospitality industry changed as a result of the pandemic? And what were the implications to both the industry and to Cvent?

Reggie Aggarwal:

Well, that’s a great question. So Jarrett, first, thanks for inviting me here. Excited to be here. Now look, from an industry perspective, pre-COVID, the meetings industry was primarily focused on in-person events. Sure, there were webinars, but almost every organization ran in-person events. And candidly, virtual events were basically considered a niche. Now, at Cvent, 95% of our revenue was in-person events. So, you can imagine when COVID hit and the meetings and events industry got shifted. It was like a freight train hitting us and practically overnight the entire world effectively shut down. So, I’ve got to be honest with you.

Reggie Aggarwal:

In the early days of the pandemic, when in-person events were practically nonexistent, things were really tough for the company. Again, 95% of our revenue was in-person events and just this huge shift. But you know what? We actually saw massive opportunity with virtual events. So, we saw the pandemic as really a catalyst for innovation, and it fueled a huge shift across our entire business landscape like we’ve never seen before. So suddenly, people had little choice, but to embrace technology. And after virtually, all in-person events were canceled. So it was really like a forced digitization.

Reggie Aggarwal:

Now, in addition, organizers quickly realized that virtual events were less expensive, and they brought incredible flexibility to the attendee and the organizer. And of course, their popularity just completely skyrocketed and just people started using virtual events all over the place. And that was actually a good thing, because companies were starting to collect more leads, more attendee data, and more opportunities to engage with the customers. So look, the bottom line is, we’re now seeing people organize more events. They’re having more attendees. And what we’re seeing is they need more event technology. And that’s really what’s driving our $30 billion TAM.

Jarrett Banks:

That’s great. Now, when the pandemic started, it turned the industry upside down. We went from in-person events to a world where people can’t meet in person, and everything went virtual. How did Cvent respond to this?

Reggie Aggarwal:

Look, I want to be clear here. When the pandemic hit, we didn’t have a virtual product. So, our customers had a pain, and candidly, we didn’t have the aspirin. But we’d been through something similar in ‘01 and ‘08, with the downturns. So, we learned that you have to pivot fast. And so, we quickly redeployed our thousand plus technology team. And within six months, we launched our own virtual product. Now, we knew virtual was important in the short-term, but we also knew long-term face-to-face connections can never be replaced. So, not only did we build a new virtual product in six months, but we actually fully integrated it into our new existing event management platform.

Reggie Aggarwal:

So, it was really one unified experience, because they were built on top of each other with the same developers. And so, it really made it one unified experience. So look, we quickly saw success also, because how did that translate to numbers? I know investors are always wondering. So, within 12 months of launching our platform, we sold 266 million in virtual-related sales in the first 12 months. And we always believed in the power of a single unified platform, and we believe it’s going to continue to be the key to our long-term success.

Jarrett Banks:

Great. Now, you mentioned one platform. Can you help us understand what you mean by that?

Reggie Aggarwal:

Yeah. Look, organizations need one source of truth for their event data, and they want one platform to manage their total event program. It’s like the holy grail in our industry. So, it’s a really important concept for investors to understand that if an organization is using one platform for their virtual events, and they’re using, let’s say, a different platform for their webinars, and a different platform for in-person events, then the attendee experience is going to be poor and the data will be siloed. And it just is not a great experience with all those different systems.

Reggie Aggarwal:

And it takes a ton of energy to try to get these different systems to work together, and obviously results in a disjointed and a confusing experience for not just the attendee, but also for the event planner or the marketer. So look, contrast that to use in one platform, so the attendee and that planner or the marketer, they’re having a much more seamless experience. It’s integrated with your MarTech stack and your CM systems, and they can activate their sales and marketing team, because all this great data that you’re collecting during the event is fed into this into our system, then fed into your MarTech system.

Reggie Aggarwal:

And you can leverage all the things that you’ve learned about their behavior during the event to help you enhance your relationship with your customers and your prospects.

Jarrett Banks:

Got it. Now, can you help us break down a few of the concepts you talk about, starting with a total event program, which I understand is an organization’s event program that captures internal and external events? What do you think the mix of in-person hybrid and virtual events is going to be for your customers?

Reggie Aggarwal:

Yeah. So look, it’s a great concept. I just want to make sure the total event program means all the events you organize. A lot of people don’t realize the kind of events they might have. Of course, you have the marketing events like your customer conferences everyone knows about, but when you start going to HR has a lot of events. They have training events. Maybe your marketing department does internal meetings with their all-hands meeting where they might gather three or 400 people. And you want that experience to be a great experience and an inspirational experience.

Reggie Aggarwal:

So, the total event program covers all the events they have across every division and subdivision. Whether, again, it’s an external customer facing events, or just as important, they’re internal stakeholder events. You got to inspire your own employees and make it engaging. But look, Frost & Sullivan, back to your question, is a market research firm. And they said, about 45% of technology spend will be for in-person events, and the remaining 55% will be split between virtual and hybrid. Now, this study backed up our thesis that every organization is going to need to deliver all three event delivery models, which again is in-person, virtual and hybrid. We call it the triple threat. Because you know what?

Reggie Aggarwal:

That’s how their attendees want to engage with them. Sometimes they want to go virtual like this. Sometimes they want to go in-person. And we believe that they need to do this again on one platform for data continuity, and again, the seamless experience that I mentioned earlier.

Jarrett Banks:

Speaking of the triple threat, why will organizations need to deliver all three models?

Reggie Aggarwal:

Well, it’s pretty simple, because different people want to interact with organizations differently. Sometimes, if you have a really good customer, they’ll come to, let’s say, your customer conference. So, make the trip for two or three days, because they might be a power user that uses you every day. And they really want to engage with meeting other customers. It’s not just meeting with the organization, but seeing best practices. They want to be there in person. Sometimes they’re like, “Hey, can only go for half a day and I still want to go. So, I’ll do it virtually. So, the reality is that, different people have different things.

Reggie Aggarwal:

Let me give you a personal experience with our customer conference. Look, we know virtual events, they deliver incredible reach at a low cost. So last year, for example, at our ... We call it Cvent Connect. That’s our customer conference. Historically, we always did it in Vegas in person, but last year when the pandemic hit, we of course did it virtually. We had the global CEOs of Marriott, Hilton, American Airlines and the global CEO of Southwest. So, all these great CEOs came and spoke at our customer conference, which would’ve been next to impossible to schedule all four of them in person.

Reggie Aggarwal:

But because it was a virtual event, it was much easier. And because we had better speakers and it was lower in cost to attend, we saw a massive increase in attendance. So, that’s an example of why virtual could sometimes be good. But in-person events, let’s talk about them. Look, they allow the attendee to build deeper and stronger relationships, or of course, the organizer to build those relationships. And look, they have higher engagements. Studies have shown and what we’ve seen ourselves, it’s about a three times higher engagement level when they actually come in person.

Reggie Aggarwal:

And look, nothing really beats meeting someone face to face, shaking their hand and breaking bread. Nothing beats that human connection. Humans are people that are social creatures. And so, I think that’s hard to replace that, especially in all scenarios. So, you’ll see that in-person is going to continue to be really strong, because it’s just who we are as people. And then finally, you have hybrid. And what hybrid is, is of course the best of both worlds. You can come in person, you can come virtually, or you can do a mix of both. I want to tell you a funny story.

Reggie Aggarwal:

When we had our customer conference that I mentioned in 2020, we had our 2021 conference in August of ‘21, and it was in Vegas. And we had a bunch of people obviously flying for the conference, and we had thousands virtually. So, the people that came in person, we thought, “Okay, we have in-person and you have virtual.” But what we learned is a lot of people flew into Vegas, came in person, but they still went virtual for part of the conference. I don’t know. Maybe they were sitting at the pool and watching my keynote. I don’t know. But the point is that an attendee ... You saw some people who said they’re going to be virtual, they decided to fly in.

Reggie Aggarwal:

And you have some people that were going to fly in and then sign up as in-person, but they ended up going virtual, because maybe they changed their plans. There are people that flew in, and they were in Vegas, and they still were partial virtual, partial in-person. So the point is, you need one system, because you don’t know how your attendees are even going to interact with a given event, much less your total event program over a year with all the different types of events you have. So look, you need to deliver all three of these models, which is where our strength is, and have it do it on one platform, because you just don’t know how people are going to meet in the future, but it’ll be a combination of all three.

Jarrett Banks:

That’s a great point. Now, I understand why one platform is easier, but what about the competition?

Reggie Aggarwal:

Competition? I don’t know what competition you’re talking about. Now, I’m just kidding. I’m sure you heard everyone say that. Look, every industry has competition, especially a great industry like ours and is changing so much. So look, it’s always important to respect your competitors. We’ve been doing that for 20 years. That’s what I think’s kept us successful. We’re a little paranoid, because you need to be. Because there’s some other good companies out there and you always got to learn and make sure that you’re at the cutting edge and you never take your off the gas pedal. But look, my first thoughts in competition, and it truly is, is number one, our TAM is huge.

Reggie Aggarwal:

As I mentioned, it’s 30 billion for business events. Again, that doesn’t include like consumer sporting, ticketing, like going to a concert. That’s all consumer stuff. We’re talking about business events. So look, there’s plenty of room for multiple players. And we just think that we’re well positioned to take our disproportionate share. We believe we were the global market leader before the pandemic, and we believe the same thing going forward. So, we’re really, we believe, well positioned. And look, a lot of our competitors are point solutions or niche providers. They don’t support the full, what we call event lights cycle, nor do they support all three event delivery models.

Reggie Aggarwal:

A lot of what will be call virtual-first. They came in as a virtual company. Many of them, that’s all they do is virtual. They don’t even do the in-person and the hybrid. And I want our investors to remember this. Here’s what we think about the future. 2020 and 2021 was all about virtual. 2022 and beyond, it’s only going to be all about hybrid, in-person and virtual. It’s going to be the triplet. So again, supporting all three, that’s important. So look, a lot of our competitors also lack basic enterprise features such as sourcing, procurement, budgeting, workflow, compliance.

Reggie Aggarwal:

I know this sounds a bit boring, but events is big business. Again, a trillion dollars a year is spent on meetings and events every year annually by organizations. That trillion dollars needs to be procured, mapped and cost controlled. And so, the point is that, we think with the platform, with the enterprise features, with the depth of our product, the ease of use, and we have over 20,000 customers on our entire platform, we have a lot of scale. And I think the power of one unified platform is a real and true differentiator in the market.

Jarrett Banks:

That’s great. Now, before we switch gears and talk about Cvent operationally, can you give me some color on the hospitality industry? And how is the industry recovering from your perspective?

Reggie Aggarwal:

Look, when we say the events industry was hit hard, the hospitality industry was hit three times harder. Hotels laid off millions. Do you remembered, Jarrett, in March of 2020, when one day one of the major hotel brands just laid off a hundred thousand people? And that shocked the world, and it certainly shocked America. One day, boom, a hundred thousand people. Then people were like, “This pandemic’s real.” So, the hotels were feeling it hard and early. And look, we started calling our customers. And I’ll tell you, candidly, I’ve never seen of course any like this, because there was no one even there to answer your phone call.

Reggie Aggarwal:

What do you do when all your customers, let’s say their hotels shut down, and all your clients are gone? You can’t even call anyone. So, that’s something that is not a hundred-year store. That might be a 200-year store, but the good news is, look, now if you fast forward today, we’re seeing some signs of life. And we’re actually having some hotels starting to spend money and similar to what they spent pre-COVID actually. And this happened in particular in Q3. So over time, as in-person events come back, hotels are going to spend their fair share to get their fair share of groups and meetings’ business.

Reggie Aggarwal:

And look, I think it’s important to understand why the groups ... It’s called groups and meetings, why the groups and meetings business is so important to hotels. And I’m going to tell you the three drivers of that. Number one, it makes up a large portion of their top line revenue. If you look at some of the big hotels that are near convention centers or even just any, what they call big box hotels, the ones that you can see they’re more luxurious use and they have bigger meeting space, look, a lot of their top line revenues is getting groups and meetings visits.

Reggie Aggarwal:

Some meeting planner says, “I’m going to have an event at that Marriott in DC, and I’m going to bring 500 doctors to it.” And boom, all of a sudden they got 1,500 room nights just like that. And so, the second reason then, the revenue is locked in, because organizations sign contracts. Jarrett, when you travel, you might change your plan and cancel plans for the hotel 24 hours before. There’s no visibility, because you can cancel. And the hotel saw when the pandemic hit, everything got canceled. But when you sign a contract, you’re locked in. There’s some great visibility there.

Reggie Aggarwal:

And third is profitability. The event organizer, when they book the event, they’re not just booking sleeping rooms. They’re renting the meeting room, the food and beverage, the AV. So, the revenue per attendee’s higher, and the profitabilities tend to be higher. But the bottom line is, groups and meetings is an important revenue stream for the hotels. And when the pandemic starts getting less impactful, it’ll bounce back, and good things will happen. But I did want to mention one other thing about the key macro trends that have come out of this, because it’s not just a bounce back story on the hotels. There’s something I think deeper.

Reggie Aggarwal:

First, there’s a digital transformation that has obviously occurred in this industry. So look, hotels were notorious for being slow to adopt technology. And because of the pandemic, planners wanted to source everything digitally, and now they want to, of course, source it digitally and online. And a large part of the decisions are being made before they even call the hotel salesperson. Because they’re just going online, it’s called sourcing, finding the venue, checking it out and just seeing it. Let me give you some tools that we’ve been developing or we’ve had before, but they’ve really grown in terms of the quality of our products over the last few years, because of this digital transformation.

Reggie Aggarwal:

So look, their goal is to have a strong and visually pleasing presence online. And we help them, because for example, we have one of our hotel software tools that helps them create 3D imaging and photo realistic virtual renderings. So, you don’t even have to go to the hotel. You can just log in. You can say, “Let me see what this ballroom looks like.” And then you literally look at it. And sometimes you’re like, “Is this a real picture? Or is this a photo rendering picture? It’s pretty realistic. And then you can even look in the window and look outside what’s there. So, what the view is. There’s some really neat stuff there.

Reggie Aggarwal:

And so all of a sudden, you can really get a sense of the venue without visiting it. It also allows the planner to do the meeting room layout. I know this sounds pretty boring, but trust me, when millions of events are going on, maybe even tens of millions of events are going on, what they’re doing is they’re configuring that room for their event. And now you can collaborate online with hotels and the salesperson, the caterer, and do all that. So, we really empower them. And in short, this is what I’ll tell you. In the environment we’re in now, the hotel digital assets are almost as important as the hotel’s physical ones. So, pretty, pretty interesting what’s transformed in the last couple years.

Jarrett Banks:

That’s incredible. The next time we have a live event, I think we’re going to need to check this out. Now, let me bring back my colleague, John, who is also going to introduce your CFO, Billy Newman.

Reggie Aggarwal:

All right.

Jarrett Banks:

John, I think you’re on mute.

John Jannarone:

Yes. Sorry about that. Thanks a lot, Jarrett. Billy, thanks for joining. I’ve got a question-

Billy Newman:

Thanks for having me.

John Jannarone:

... I think Reggie may want to kick this one off, but then Billy can kick in a little bit. I just want to dig a little bit deeper into all the success that the company’s had. Can you just tell me what you think the key drivers are? You’ve been there the whole time as a founder, Reggie. Tell me what the secret is.

Reggie Aggarwal:

Well, it’s been a long time. It’s been only 22 years, so I’ve learned a thing or two. But look, if I had to pick the three key drivers of our success ... And look, things were going pretty well for us before the pandemic, and obviously we got hit, but then I think now as we come out of the pandemic, and if you look at our financials, we feel really good at where we are. But look, three key drivers of our success is, first, at the end of the day, we’re a software company. We’ve actually always been a SaaS company since we started. So, we were one of the earlier SaaS companies when I started the company in ‘99.

Reggie Aggarwal:

So, we’re a product-first company, and we built a platform from the ground up for 20 years. And what’s really exciting about not just having incredibly deep and rich features, it’s on a new and modern tech stack. We just launched our new ... We rebuilt, I should say, our entire event management platform starting in ‘17, but it took us about two or three years to build it and redo it. We started migrating our customers over to the new platform, right when the pandemic had just hit. And by July of ‘21 ... So, just not too long ago, 99% of our customers have now moved over to the new platform. So, we have a new platform, number one.

Reggie Aggarwal:

And then we built our brand new virtual module that I talked about. We built it on top of the new platform. So, it’s truly one platform. So, that’s number one is product first and new technology. And by the way, I wanted to make that clear, because a lot of people think we’re a ‘99 company. They might think that our technology’s old, but we don’t have now 1,200 R&D people for no reason. So, they better be building new stuff on new technology. But the second is our management team and operations. That’s another secret, I think, of our success. Look, nine of the 11 original founding members are still with the company.

John Jannarone:

Wow.

Reggie Aggarwal:

And this management team’s been through a lot. We went through the dotcom bust in 2001, where by the way, we cut 80% of our staff, and then the financial crisis of 2008. And most recently, of course, the global pandemic. And I think we’ve shown that we know how to pivot quickly. We’re agile, and we know how to scale a business profitably. And look, we’ve been profitable since 2005. Not your typical SaaS company. And in 2020, even though 95%, as I mentioned, of our revenue was for in-person events, we actually increased our adjusted EBITDA margin by 600 basis points.

Reggie Aggarwal:

And look, because we built this business through grit, hard work, and passion, and we’ve done it profitably historically ... And by the way, I don’t want us to forget one of our biggest reasons we’re profitable is our secret weapon. It’s our India office. Look, we have about 1,700 dedicated and passionate employees in India. It’s almost our second headquarters, because we’ve replicated almost every division and subdivision in India. And then we have a saying at Cvent. We went to India for cost, we stayed in India for value, and now we’re investing in India for innovation, and we plan to continue to aggressively invest. So, it’s a real competitive advantage. And with that, I know Billy was going to talk about maybe our third driver of success.

John Jannarone:

Billy?

Billy Newman:

Thanks Reggie. Thanks. Look, the third driver of our success is the strength of our business model. Over 90% of our revenue is recurring, with almost 80% coming from software subscriptions and slightly less than 60% of our customers sign multiyear contracts. And so, these factors make our business highly predictable. And as an example, entering a quarter, we typically have clear visibility to 90% of that quarter’s revenue, since it’s been contractually committed entering that quarter. And what this has also made our business is resilient. Reggie mentioned that in 2020, we increased our adjusted EBITDA margin by 600 basis points.

Billy Newman:

Our revenue only declined by 13%, and that’s when essentially no in-person meetings and events occurred after March, 2020. So, you can see the resiliency of the model. Additionally, again, I’ll come back to the adjusted EBITDA margin. Our business has shown the ability to generate significant margin expansion when needed. Like I mentioned, in 2020, we actually increased our adjusted EBITDA margin by 600 basis points. And that was despite our revenue declining by 13%. So, we think that’s a big third factor that really drives our success.

John Jannarone:

Those are really impressive numbers, Billy. I want to ask you something. This is a question that I put to a lot of companies that are going public through SPAC, although I’m going to point out and I want to dig into this momentarily. This doesn’t look at all like a traditional SPAC transaction. Tell me about why investors should have confidence in your financial projections. Something I just heard that jumped out at me is, wow, you’ve been profitable for 16 years. So, there’s some good reason there. You have a track record.

John Jannarone:

Again, this is something that you’d seen in S-1 filing that would give you comfort. But tell me about, when you look at those projections, why investors should feel good about them.

Billy Newman:

You hit the nail on the head, John. We are not your normal SPAC when it comes to ... There’s a number of reasons why we’re not your normal SPAC, but one of the major ones is the veracity of our financial projections. When we were previously public from 2013 to 2016, we beat and raised for all 11 quarters we were public. Because we know, look, in the investment world, the asymmetric damage that’s caused by missing, not to mention, not beating your guidance. And we actually just extended that streak this past quarter. We’re not public yet, but we did give financial projections to the PIPE that were disclosed in our S4.

Billy Newman:

We gave that for Q3 and Q4 this year, and then ‘22 and ‘23. And we beat our revenue forecast that we gave back in July to the PIPE by 4.7 million for the third quarter, which was a 3.6% beat. And then we also raised the guidance that we gave previously for the fourth quarter. And that guidance previously was 20% growth in the quarter. We’re now expecting approximately 22% growth in the quarter. And our revenue increased by 13% in the third quarter. And you can see, we’re seeing a nice, strong bounce back to revenue increase getting to over 20%, even in ‘21 with COVID still occurring.

Billy Newman:

Now, the second reason why I think investors can trust our financial projections ... And frankly, I’d like to take credit for our company’s ability to a forecaster actually, but really what it really is, again, comes back to our business model that I just described. That’s a big reason. Also, look, we’ve been at this for 22 years. We’ve built a really solid customer base over those 22 years and grow through our business, not solely dependent upon signing new logos, because of that strong customer base we’ve built. It’s really more dependent upon growing the spend of that existing customer through upsales.

Billy Newman:

And this obviously presents a lower risk to achieving our targets when you’re growing through your existing client base, as opposed to signing new logos. And third, look, let’s just look at the numbers. Like I mentioned, in Q4, we’re expecting 22% growth. Our forecast for ‘22 and ‘23 calls for approximately 23% growth. So, we’re already getting to that level, but then also if you look at 2019, again, when 95% of our revenue was related at in-person events, we grew by 19% and the business was on a trajectory to grow north of 20% in the future. So, based on the bounce-back of in-person events alone, you could make the case that we’d get to our projected revenue growth rates for ‘22 and ‘23.

Billy Newman:

Now, you add on that the ... Because we’re in more than just a bounce-back story, you add on that the new growth vector that COVID has created for our business in the form of virtual and hybrid events, you can see why we have the confidence that we have in projections that we’ve provided.

John Jannarone:

That’s great. Now, I want to ask you about the decision to go with the SPAC. And I want to point out a couple things that really jumped out at me. Number one is your track record, which you discussed. And number two, which you’ve also gotten into is the fact that you were a public company and wow, that’s impressive that you beat every single quarter that you were reporting. So, that’s something. So in my mind, I think, “Wow, this company could have gone with a regular-way IPO.” So Reggie, tell me what was going on there.

John Jannarone:

And also, this is not a typical SPAC deal. I noticed there are no warrants here, so there’s no delusion issue. So, once you get there, it is going to feel like a regular-way IPO.

Reggie Aggarwal:

John, I think what you just said is part of the reasons why we did it. So look, candidly, we were considering to go the traditional IPO route, but we thought we’d meet some SPAC partners anyways, just to see that. Because SPACs were the rage, but we just wanted to see it. And then all of a sudden, we realize that that’s a real good alternative for us, because look, first and foremost, we found a great partner, Dragoneer. Look, Dragoneer is a $21 billion technology focused hedge fund. They tend to be long term investors in great software companies. And I think a lot of people said they’re amongst the best investors.

Reggie Aggarwal:

And look, they also had a very long view on our business and understood it. And look, we had a long existing relationship with Dragoneer. I remember meeting Mark who’s the CEO of Dragoneer for the first time. He flew out to our offices in 2010 to meet us. And then ultimately, they became investors in us when we were public between 2013 and ‘16. And of course, after reconnected with them and we started the process, we knew were the right partner. And again, as you mentioned, one of the big things is not only, were they a great partner, but it was a warrantless SPAC, and you know how few warrantless SPAC there are.

Reggie Aggarwal:

Because it aligns the investors a little better, and again, because they were looking at this in a different way than a lot of other organizations. And we think that we’re not your typical company. Now, there’s a bunch of reasons why we did it. So, I’ll just list them out for you, because I think it’s interesting. So one, unlike an IPO, you can do multiple meetings with the individual investor. So, I remember we went public in ‘13. You met with 40, 50 firms. You do an hour meeting. Sometimes we, 45 is just you run into churn. Here, sometimes we’d have two or three meetings with an investor, and they could actually ask diligence questions. So, when you say something, they can follow up, research, come back. They can look at your stuff.

Reggie Aggarwal:

And some of the investors, we met with three times, and these weren’t 60-minute meetings, by the way. Some of them would last 92 hours. So, it really gives a chance for them to really get to know who you are and get to know your story better. And we think that the better you get to know us, the more I think you’ll get excited about our story. Another reason is that we can get strategics into the PIPE. Look, it’s very tough to get a strategic investor during an IPO. It’s pretty rare, I think, but we were able to get a great strategic, as some of you guys know in the audience that Zoom became significant PIPE investor.

Reggie Aggarwal:

And again, because we had multiple meetings with them in a different format than a traditional IPO. So, I think that was one. And then a couple other last reasons were, look, we could share our three-year projections. So, when we were talking, we were in the earlier part of Q2 in ‘21 when we picked them. And so, we gave our projections for ‘21, ‘22 and ‘23. And look, why it was important for us is because obviously there was a negative growth rate in ‘20, because of the pandemic. But because we could show the projections, it gave us an opportunity to talk obviously about the future and say, “This is where we think we’re going to be.”

Reggie Aggarwal:

And again, as people understood the story, understood why we were so excited to share that. And look, finally, we wanted to meet the demands of our global customer base. The SPAC process can often be quicker than the traditional IPO. So, when we first picked it, we thought, “It’s an evolving space. Let’s move fast, so we could focus on the business.”

John Jannarone:

All right. That’s great. Let’s shift back to Cvent itself. Can you tell me about where you see your market position changing over the next year or two? How are things going to move? Because it’s also dynamic out there and I feel like you’ve got a real pulse on it, because you’re talking to your clients who are making these big choices about how they’re going to have their events handled.

Reggie Aggarwal:

So, is that question for Billy or for ...

John Jannarone:

That’s for either one of you. I think that’s for you. So, how do you see your market position changing in the next year or two? Billy can [crosstalk 00:32:12].

Reggie Aggarwal:

It’s a great question, so look. I mentioned this earlier. 2020/‘21 was all about one delivery model, virtual events. 2022 and beyond is going to be about the three delivery models; hybrid, virtual and in-person. And so, delivering them all those, and then on one platform. So basically, this triple threat on one platform is one of the biggest things that you’re going to see in our industry that we think is going to flourish as a concept. And look, this is just the beginning. There are so many other exciting changes going on in the events industry.

Reggie Aggarwal:

And look, a lot of our readers, if they’ve gone to conferences and banking conferences ... Many people here have gone to conferences. So, they have a personal view of things, like, “Would I go to it virtually? Would I go with in-person? But again, from a macro level, one of the other interesting things we see is that we’re seeing this shift in customers and how they’re viewing of a events. And it’s becoming a more primary element of their customer engagement story. So, in other words, you’re having something ... The term is called year-round engagement. And it has a lot of implications for customers. And it has a lot of implications for our growth the Cvent.

Reggie Aggarwal:

Because customers can now be more agile with events. Let me just give a simple example. If you look at a typical event, it was multi-month buildup to one big event. And now they might be moving to four or five mid-size events or maybe four or five smaller events, because their delivery mechanisms can rotate, which is resonating. And sometimes ... And I think this is happening with a lot of our customers or many of our customers is happening is they’re actually doing all the above. And the bottom line is more flexibility, and that’s because, again, they’re having more events, more attendees, and they’re able to measure their ROI better, because they’re able to use technology.

Reggie Aggarwal:

And so, as they’re seeing this, they’re evolving their strategy. And I’ll give you one quick story. I remember I mentioned that hybrid conference that we organized for the first time. It was the Cvent Connect customer conference we had in ‘21 in Vegas in again. And we collected ... If you’re not going to be this strong, 750,000 engagement points for behavior patterns. And then we fed that into our system and then integrated that into then our or our customers marketing tech stack and their CRM system, so you can activate it in your sales team. So, when you take all that and then when you take this building’s all year long engagement with the community, it becomes powerful.

Reggie Aggarwal:

Another couple areas is events are creating more video content than ever. You’re seeing a real convergence of events and video, of course, because everything was done on video during the pandemic. And so, we have a new product that we recently released, which is called the Cvent Studio product. And basic, what it does is empowers marketers and planners to produce broadcast quality content. And you’re like, “What does that mean?” Let me tell you what that means. Imagine you, John, from your home can produce CNN-like experiences in broadcasting from your personal laptop instead of using a multimillion dollar production studio.

Reggie Aggarwal:

And now this gives planner and marketers the opportunity to become creators and producers of high quality video. So, it really becomes a tremendous asset, because events create content. And then now you can display them. People can see that if they missed the conference. They can come back to it. You can say, “Hey, this session was great.” And then you get other people to come watch it. And John, you’ve gone a lot of conferences, and sometimes you have a really good one and you’re like, “I’d love to get that PowerPoint.” And so what do you do?

Reggie Aggarwal:

You go up to the speaker, “Here’s my card. Here’s my email. Can you forward it? Can you send me the PowerPoint?” Which they never do. It’s amazing how, when you see something good you want to pass it on to your colleagues, you can’t do that. So, there’s all these neat things that are driving digital engagement. And this is way beyond when the event is over. So, really what you have is an event engagement that’s 24/7, 365 days a year. And again, it’s building the community and engagement with your customers, and it’s no longer just limited to the actual event dates. So, some really exciting stuff when you think about it. It’s not just an event. It’s engagement opportunity with your employees or your customers.

John Jannarone:

That was a really great answer, Reggie. I appreciate that. We talked about the going public process, but can we just dig into it a little bit more? What’s the thing you’re looking forward to most? Now, of course, you’ve been a public company before. I think you were under a private equity firm, which had you reporting as well. So, it’s not going to change that much, but tell me what you’re looking forward to.

Reggie Aggarwal:

Well, it’s actually changing a lot. And John, I hope my private equity firm is not watching. They’ve been great partners. It’s a firm called Vista Equity Partners. They’re one of the leaders in investing in business software and enterprise software companies that we’ve had a great partnership. Look, it was tough for me at the beginning, because I’ve been my own boss for about 17 years. And then you have a new company, but they’ve been great partners. But look, here’s a couple things. We’re actually looking forward to going public. And the reason we’re looking forward to it is because Vista had us report monthly.

Reggie Aggarwal:

So, quarterly’s a walk in the park, because our reports were 200 pages monthly. So, I’m like, “Oh, we’ve only got to do it once a quarter? That’s pretty easy actually.” But no, we’ve had this rigor and discipline, because Vista runs a very tight process. They currently own about 70 software companies right now. And look, they’ve taught us a lot of things about this rigor. We think we had it when we were a public company, but we even fine-tuned it during the private setting. So, that’s again why we have a lot of confidence in being disciplined and then visibility a little bit into our revenue.

Reggie Aggarwal:

But look, really the reasons that we think going public and what I’m looking for is it’s great to get global exposure and interest. We’re excited about that. And look, it’s a tremendous opportunity for our space. What’s great is that we’re bringing attention to our space as we talk to investors and remind them that, “Hey, $1 trillion to spend on meetings and events annually.” Who would ever have thought that a trillion dollars a year is spent on that? And so then really, we think it’s going to be helpful for us to tap, again, as that transforms and that 30 billion is spent on technology.

Reggie Aggarwal:

We think being a public multinational company and that visibility is really going to help us in our journey, having the capital and, of course, having our employees to have more transparency. Because there’s a lot of opportunities out there. As we know, it’s a hot market for tech engineers and stuff. All these reasons are why we’re excited about going public and why we think it’s going to be good for everyone, including our customers, our other shareholders, and then again, our other stakeholders.

John Jannarone:

That’s great. Now, Billy, I’m going to turn it back to you here just really quickly. Can you just tell us about the timing and the end of the process here for going public with the IPO that is the consummation of the merger with the SPAC?

Billy Newman:

Yeah. Well, we’re approaching the finish line here. The process is going really well. We actually just recently announced our closing and trading date. The de-SPAC transaction is expected to close on December 8th, and we are going to start trading on NASDAQ on December 9th. And I think, look, one of the things we think is really important as we de-SPAC that we want to make sure investors understand is that we’re not like the other SPACs that are out there. Most notably, we’ve been public before. And the management team from those public years, Reggie mentioned nine out of 11 from the founding years, we’re here.

Billy Newman:

Well, the same can be said from when we were public. That management team’s largely intact. The management team wasn’t brought in to bring the company public or anything like that. And it’s that experience of having run a public company is why we chose to do a third quarter earnings call. And that’s almost unheard of when going through a de-SPAC process. Things like closing the books, getting the audit redone, crafting the press release, the earnings call script, the talks about the quarter. So, these were all things we had done before 11 times over. So, it really wasn’t a large lift to dust off the bike, so to speak, and start riding again.

Billy Newman:

And we felt it was important, as we always do, to be transparent with our results. And that’s given the last time we’ve spoken to the PIPE was back in July. It also doesn’t hurt that we had positive results to report.

Reggie Aggarwal:

Billy, one thing I wanted to mention is, you look at our PIPE investors, John, we believe they’re Tier 1 investors. Some really strong firms like Fidelity, and it wasn’t just firms like Zoom. So, it was a Tier 1 list of PIPEs. And when we did this and when we talked to them, it was in May, June and July. And since then, as you follow our financials, we continue to deliver on what we say. And as we get a bit more out of the pandemic, we believe we’ll continue to be well positioned.

Billy Newman:

And second, as you let off the webinar with John, look, we’ve been in business for 22 years. We’re generating over a half a billion in revenue and we’re profitable. So, there’s a real business there. It’s tried and true. It’s gone through two different downturns. So, this isn’t just some electric flying cars business. And then finally, as Reggie mentioned, our SPAC sponsor, Dragoneer, they’re top notch. They’re known for their high level credibility and for backing successful companies in both the private and public markets. And again, our SPAC is not having warrants, which is extremely unique and beneficial for a number of reasons.

Billy Newman:

And Reggie just mentioned, look, the PIPE is headed by some really strong names from an investment perspective, and we have the strategic investment from Zoom. So, I think it’s just really important for our investors to appreciate the difference that we bring to the table from a SPAC perspective from most of the other SPACs that are out there.

Reggie Aggarwal:

And John, I just want to wrap up. I know that we’re getting a little [crosstalk 00:41:23] for our time. But one thing that I thought is interesting is that as you look at our story, again, this 30 billion TAM, but it’s this new vector of growth that we’ve been talking about, which is hybrid and virtual and it’s not just a bounce back. But this new vector of growth we have. We have lots of data points. Out of our 11,000 event cloud customers, we had about 1,200 buy our virtual product. And out of those, the average company went up almost 60% in terms of increasing our contract value.

Reggie Aggarwal:

So, not cannibalizing with the virtual. It’s actually incrementally adding, and just this exciting, new market as things do come back, and you combine coming back, plus this new vector of growth. That’s why we think we have a long term view of growth and an exciting market that’s transforming. And we believe we’re in a really good position, because we’ve been in this space for a long time. And we believe, again, we’re the global category or a global category leader of the space.

John Jannarone:

All right. Well, that’s perfect, Reggie. Well, we sure packed a lot into that session here, guys. We learned a tremendous amount today, and I really appreciate the time you spent. And for everyone who watches, we hope you enjoy it. Billy, Reggie and of course, Editor-at-Large, Jarrett, thanks for being here today. We all enjoyed it.

Reggie Aggarwal:

Well, thanks for taking the time.

Billy Newman:

Thanks, Jarrett.

Additional Information

In connection with the Business Combination, Dragoneer has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this communication and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also be able to obtain copies of the proxy statement/prospectus, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129.

Participants in the Solicitation

Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Forward Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, which are subject to a number of risks. Forward-looking statements in this communication include, but are not limited to, statements regarding future events, such as the proposed Business Combination between Dragoneer and Cvent, including the timing and structure of the transaction, the likelihood and ability of the parties to successfully consummate the Business Combination, the PIPE and the Forward Purchase Agreement, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, as well as statements about the composition of the board of directors of the company. We cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward looking statements are subject to a number of risks and uncertainties, including, among others, the general economic, political, business and competitive conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement or any related agreements or could otherwise cause the transaction to fail to close; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the transactions contemplated by the Business Combination; the ability of existing investors to redeem the ability to complete the Business Combination due to the failure to obtain approval from Dragoneer’s shareholders, or the risk that the approval of the shareholders of Dragoneer for the potential transaction is otherwise not obtained; the failure to satisfy other closing conditions in the Business Combination Agreement or otherwise, the occurrence of any event that could give rise to the termination of the Business Combination Agreement; the failure to obtain financing to complete the Business Combination, including to consummate the PIPE or the transactions contemplated by the Forward Purchase Agreement; the ability to recognize the anticipated benefits of the Business Combination; the impact of COVID-19 on Cvent’s business and/or the ability of the parties to complete the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Dragoneer and Cvent; the risk that the Business Combination disrupts current plans and operations of Dragoneer or Cvent as a result of the announcement and consummation of the Business Combination; the ability of the Company to grow and manage growth profitably and retain its key employees; the inability to obtain or maintain the listing of the post-acquisition company’s securities on Nasdaq following the Business Combination; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the Business Combination; costs related to the Business Combination; and other risks and uncertainties, including those to be included under the header “Risk Factors” in the registration statement on Form S-4 filed by Dragoneer with the SEC, those included under the header “Risk Factors” in the final prospectus of Dragoneer related to its initial public offering and those under the heading “Summary Risk Factors” in the investor presentation filed as Exhibit 99.3 to Dragoneer’s Current Report on Form 8-K filed on July 23, 2021. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In addition, you are cautioned that past performance may not be indicative of future results. In light of the significant uncertainties in these forward-looking statements, you should not rely on these statements in making an investment decision or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTIONS OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.